TYG Solutions Corp.

202 Avenue F. Brooklyn, NY 11218

May 19, 2016

Mark P. Sherman

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

                                                Re:      TYG Solutions Corp.

                                                            Amendment No. 8 to Registration Statement on Form S-1

Filed May 5, 2016

                                                            File No. 333-198284

Dear Mr. Sherman:

Risks Factors

If We Are Not Able to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

Comment 1. We reissue and clarify prior comment 2. We note the revision in response to prior comment 2 in our letter dated April 8, 2016. In the first paragraph, please also revise to correct the expected date of adoption of this requirement or remove the reference to the date. In this regard, you indicate that you are to provide a management report on the internal control over financial reporting beginning with your annual report for fiscal year 2016 and you indicate that the expected date of adoption is December 31, 2016; however, the evaluation is not required until the filing of the second annual report, which would be December 31, 2017, at the earliest.

Response 1.  The Regisration Statement has been changed accordingly to show the date as December 31, 2017.

Recent Sales of Unregistered Securities, page 29

Comment 2. For the 7.5 million shares issued to your founders as consideration for services rendered, please disclose the value of the consideration received for these shares. Refer to Item 701(c) of Regulation S-K.

Response 2.  The Registration Statement has been changed accordingly to include the following language provided by the Company’s auditor:  “We did not receive consideration for the shares. The shares were issued to the founders as consideration for services valued at $0.0001 per share.”

Sincerely,

TYG Solutions Corp.

/s/ Natan Barmatz

Natan Barmatz

President